Exhibit 3(ii)

Article Three, Section A. Number and Terms of Office:  The business of the Corporation shall be controlled and managed in accordance with the Indiana Business Corporation Law by a board of twelve directors. The corporation elects not to be governed by IND. CODE §23-1-33-6(c).

Article Seven. Amendment: These bylaws may be altered, added to, amended, or repealed by the board of directors of the corporation at any regular or special meeting thereof or by the majority of the outstanding shares of stock entitled to vote generally in the election of directors.